Exhibit 99.11

F3 Expands B1 Shear by 80% with 700m Step- Out Hole

Hits 0.71m of Off-Scale (>65,535cps) within 12.0m of Mineralization at JR

Kelowna, British Columbia--(Newsfile Corp. - August 13, 2024) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce recent JR Zone high grade infill summer drilling highlighted by PLN24-161, which intersected mineralization over 12.0m, including 2.0m of high grade (>10,000cps) also hosting 0.71m of composite off-scale mineralization (>65,535 cps). Drill hole PLN24-163 at JR intersected 0.90m of composite high grade mineralization (>10,000 cps) within 20.5m of mineralization (>300cps). JR Zone infill holes targeted areas of low drill hole density within the high-grade core of the zone. These holes help to improve and define the continuity of grade within the JR Zone.

F3 engaged Computational Geosciences to provide new geologically constrained inversions of ground loop time domain electromagnetic (GTEM) and direct current (DC) resistivity data already collected on the ground. These parametric models of electric conductivity (see Figure 1) defined a clear extension of the B1 trend which was tested and validated with drillhole PLN24-168, a 700m step-out along strike from PLN24-126, which was the most southeasterly hole along the B1 shear zone previously and 1,300m from its northwest end. Drill hole PLN24-168 intersected a 14.2m strongly prospective and wide clay altered graphitic shear zone approximately 110m below the Athabasca Unconformity in the down-dip direction (see Photo 1). Additionally, the inversion indicated the B1 conductor trend to continue to the southeast an additional 700m to the edge of the survey block resulting in an approximate 80% increase in the total implied strike length of the B1 shear zone to 2.7km.

Sam Hartmann, Vice President Exploration, commented:

“PLN24-168 was collared on line 4245S, approximately 1.2 km along strike from the Harrison Fault and PLN24-152 area, opening up an additional 700m of prospective strike from previous drilling. This wildcat hole was collared conservatively, testing the newly defined conductive feature well below the Athabasca Unconformity; an altered and strongly graphitic shear representing the continuation of B1 was intersected as predicted from the conductivity model; it also exhibited elevated radioactivity averaging 200 cps peaking up to 240cps; although that doesn’t quite meet our reporting threshold of 300 cps, it adds to the prospectivity and follow-up holes are now being planned for that area. Geochemistry results from this ongoing drill program are being integrated into our models and drill plans as they arrive which is assisting us with targeting with greater confidence.”

Figure 1

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Summer 2024 JR Zone Handheld Spectrometer Highlights:

PLN24-161 (line 035S):

●	12.0m interval with mineralization from 205.0m to 217.0m, including

○	0.71m composite off-scale radioactivity (> 65,535 cps) between 208.2m and 209.25m

PLN24-163 (line 095S):

●	20.5m interval of mineralization between 197.0m to 217.5m, including

○	0.90m composite high-grade mineralization (> 10,000 cps) between 205.25 m and 206.5m

Summer 2024 Exploration Handheld Spectrometer Highlights:

PLN24-167 (line 3450S): B1 Exploration

●	0.5m mineralized interval from 453.5m to 454.0m

Photo 1: PLN24-168 - 700m Step-Out Along Strike at B1

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/219744_d09f67fd247b8b6d_003full.jpg

Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca	Total
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS	Unconformity Depth (m)	Drillhole Depth (m)
PLN24-161	035S	587791.0	6410763.9	546.4	-80.3	57.0	205.00	205.50	0.50	460	179.8	269
							205.50	206.00	0.50	<300
							206.00	206.50	0.50	450
							206.50	207.00	0.50	1500
							207.00	207.50	0.50	3800
							207.50	208.00	0.50	50600
							208.00	208.20	0.20	44000
							208.20	208.50	0.30	>65535
							208.50	208.66	0.16	>65535
							208.66	208.80	0.14	62700
							208.80	208.90	0.10	>65535
							208.90	209.00	0.10	56700
							209.00	209.10	0.10	53700
							209.10	209.25	0.15	>65535
							209.25	209.50	0.25	52200
							209.50	210.00	0.50	8800
							210.00	210.50	0.50	3900
							210.50	211.00	0.50	1800
							211.00	211.50	0.50	910
							211.50	212.00	0.50	1800
							212.00	212.50	0.50	6500
							212.50	213.00	0.50	4200
							213.00	213.50	0.50	980
							213.50	214.00	0.50	960
							214.00	214.50	0.50	9100
							214.50	215.00	0.50	4600
							215.00	215.50	0.50	4300
							215.50	216.00	0.50	15900
							216.00	216.50	0.50	1200
							216.50	217.00	0.50	950
PLN24-162	2850S	589301.3	6408383.6	538.0	-67.9	54.5	426.50	427.00	0.50	340	184.0	521
PLN24-163	095S	587813.1	6410709.8	546.9	-78.5	52.4	194.00	194.50	0.50	310	181.33	305
							197.00	197.50	0.50	760
							197.50	198.00	0.50	<300
							198.00	198.50	0.50	400
							198.50	199.00	0.50	640
							199.00	199.50	0.50	580
							199.50	200.00	0.50	3700
							200.00	200.50	0.50	1200
							200.50	201.00	0.50	540
							201.00	201.50	0.50	580
							201.50	202.00	0.50	300
							202.00	202.50	0.50	410
							202.50	203.00	0.50	690
							203.00	203.50	0.50	710
							203.50	204.00	0.50	1100
							204.00	204.50	0.50	4800
							204.50	205.00	0.50	3200
							205.00	205.25	0.25	5700
							205.25	205.50	0.25	21100
							205.50	206.00	0.50	19000
							206.00	206.35	0.35	5400
							206.35	206.50	0.15	11500
							206.50	207.00	0.50	4700
							207.00	207.50	0.50	400
							207.50	208.00	0.50	2800
							208.00	208.50	0.50	2600
							208.50	209.00	0.50	1200
							209.00	209.50	0.50	970
							209.50	210.00	0.50	950
							210.00	212.00	2.00	<300
							212.00	212.50	0.50	580
							212.50	214.00	1.50	<300
							214.00	214.50	0.50	810
							214.50	215.50	1.00	<300
							215.50	216.00	0.50	590
							216.00	216.50	0.50	500
							216.50	217.00	0.50	640
							217.00	217.50	0.50	420
PLN24-164	2880S	589259.5	6408356.8	538.2	-65.3	68.9	A1 MSZ Exploration; no radioactivity >300 cps				187.52	551
PLN24-165	3195S	589613.8	6408183.7	535.0	-72.4	55.0	B1 MSZ Exploration; no radioactivity >300 cps				347.18	526
PLN24-166	735S	587974.1	6410035.3	555.2	-60.4	54.9	A1 MSZ Exploration; no radioactivity >300 cps				182.33	512
PLN24-167	3450S	589969.9	6408137.0	534.4	-74.2	51.5	453.50	454.00	0.50	310	336.7	512
PLN24-168	4245S	590177.6	6407291.5	542.3	-70.3	55.3	B1 MSZ Exploration; no radioactivity >300 cps				365.08	557

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

Natural gamma radiation in the drill core that is reported in this news release was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 scintillometer. The Company considers greater than 300 cps on the handheld spectrometer as anomalous, >10,000 cps as high grade and greater than 65,535 cps as off-scale. The reader is cautioned that scintillometer readings are not directly or uniformly related to uranium grades of the rock sample measured and should be used only as a preliminary indication of the presence of radioactive materials.

All depth measurements reported are down-hole and true thickness are yet to be determined.

About Patterson Lake North:

The Company’s 4,078-hectare 100% owned Patterson Lake North property (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade world class uranium deposits which is poised to become the next major area of development for new uranium operations in northern Saskatchewan. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone uranium discovery is located 23km northwest of Fission Uranium’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepare in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home to some of the world’s largest high grade uranium discovery. F3 Uranium currently has 20 projects in the Athabasca Basin. Several of F3’s projects are near large uranium discoveries including Triple R, Arrow and Hurricane. F3 has announced a transaction pursuant to which it will transfer 17 of its prospective uranium exploration properties to F4 in exchange for common shares of F4 which will be distributed to F3 shareholders on the basis of one F4 Share for every common share of F3 held; the F4 shares will then be rolled back at a rate of 10 to 1. F3 will retain the PLN Project consisting of the PLN, Misto and Broach properties. The Broach property incorporates the PW property which it obtained from CanAlaska as the result of a property swap.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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